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                                  Attachment A

         Medical Technology Systems, Inc. (the "Company") expects that its earnings for the year ended March 31, 1998 ("Fiscal 1998") will be significantly lower than its earnings for the year ended March 31, 1997 ("Fiscal 1997"). The Company reported a net profit of approximately $13.0 million for fiscal 1997 and expects to report a net loss of approximately $1.0 million for fiscal 1998.

         The Company attributes the large decrease in earnings to the fact that the net income for fiscal 1997 included extraordinary gains recognized on debt forgiveness of $13.6 million associated with the reorganization of several of its subsidiaries. In addition, the Company recognized a gain of $2.2 million on the disposal of one of its discontinued operations during fiscal 1997. The Company did not have extraordinary gains or gains on disposal of discontinued operations during fiscal 1998. Therefore, although the Company expects to report a revenue increase in Fiscal 1998 compared to the previous year, new income is expected to decrease by approximately $14.0 million.